April 5, 2010

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4628
Attention:	Ann Nguyen Parker Branch Chief, Division of Corporation Finance

Re:	Ralcorp Holdings, Inc. Form 10-K for the Fiscal Year Ended September 30, 2009 Filed November 30, 2009 Schedule 14A Filed December 1, 2009 File No. 1-12619

Dear Ms. Parker:

We would like to thank the Staff of the Commission for taking time to discuss the segment reporting disclosures of Ralcorp Holdings, Inc. (the “Company”) during our conference call on March 9, 2010. As discussed with the Staff, beginning with the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010, the Company will report its operations through the following four reportable segments: Branded Cereal Products; Other Cereal Products; Snacks, Sauces & Spreads and Frozen Bakery Products.

In order to effectuate the change in the Company’s segment reporting prior to filing the 10-Q, the Company will file a Current Report on Form 8-K to include recast historical information in the Financial Statements for periods prior to the change (i.e., the fiscal years ended September 30, 2009, 2008 and 2007 and the fiscal quarters ended December 31, 2009 and 2008) and revise and update Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal years ended September 30, 2009, 2008 and 2007 and for the fiscal quarters ended December 31, 2009 and 2008.

It is our understanding that this letter will complete the Staff’s review of the above-referenced filings. Again, we would like to thank the Staff for its assistance with these matters.

U.S. Securities and Exchange Commission
April 5, 2010

If you have any questions with respect to these matters, please contact Tom Granneman via telephone at (314) 877-7730 or me via telephone at (314) 877-7125 or either of us via facsimile at (314) 877-7748.

Sincerely,

Gregory A. Billhartz
Corporate Vice President, General Counsel and Secretary

cc:	John Cannarella Brad Skinner
U.S. Securities and Exchange Commission Thomas G. Granneman Kevin J. Hunt David P. Skarie